SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By  letter dated September 17, 2021, the company reported that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting  to be held on October 21, 2021, at 12:00 p.m.

The notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 21, 2021, at 12:00 p.m., to deal with the following agenda:

1) Appointment of two shareholders to sign the meetings’ minutes.
2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2021.
3) Allocation of net loss for the fiscal year ended June 30, 2021 for ARS 28,764,613,112.
4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2021.
5) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2021.
6) Consideration of compensation payable to the Board of Directors (ARS 100,108,900, allocated sum) for the Fiscal Year ended June 30, 2021, which recorded a computable tax loss pursuant to the rules of the Argentine Securities Commission.
7) Consideration of compensation payable to the Supervisory Committee (ARS 2,390,000, allocated sum) for the Fiscal Year ended June 30, 2021.
8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years.
9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.
10) Appointment of certifying accountant for the next fiscal year.
11) Approval of compensation payable to certifying accountant for the fiscal year ended June 30, 2021.
12) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the general superintendence of corporations.

The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA. In accordance with the bylaws, provisions of section 61 of Capital Markets Law 26,831 and considering RG CNV No. 830, the Shareholders’ Meeting will be held by remote means. To such purpose, the mailbox "l.huidobro@zbv.com.ar" is established in order to allow the Shareholders Meeting to register electronically and to receive the certificates of attendance at the Assembly issued by Caja de Valores SA, which have been managed by the shareholder. The deadline for communicating attendance to said email address expires on October 15, 2021 at 3:00 p.m., and the shareholder must indicate the following information: name and surname or full company name; type and number of identity document or registration data with express individualization of the specific registry and its jurisdiction; address in which they are located for the purposes of recording it at the meeting. In addition, if they are represented by legal representative or proxies, shareholders must provide, through the same email address reported in this notice, five (5) business days before the meeting is held, that is, until the day October 13, 2021, the same data regarding the proxies who will attend the meeting on their behalf, as well as the documentation that accredits it, sufficiently authenticated, all in pdf format. Shareholders who communicate their attendance through the email address indicated above, must also provide their contact details (telephone and email) so that the Company may keep them informed of any measures that are available regarding the celebration of the Assembly. The Company will electronically send the shareholders who have registered to the email indicated above a receipt for the admission of their participation in the Assembly. Likewise, shareholders, legal entities, local or foreign, are requested to inform the final beneficiaries who own the shares that make up the shareholder's capital stock and the number of shares with which they will vote. The videoconference system to be used to hold the meeting may be accessed by shareholders who have communicated attendance, through the link that will be sent to them along with the corresponding instructions to the email box reported by them. The system to be used will be through the Zoom application and will allow: (i) to guarantee the free accessibility of all duly identified shareholders or of their accredited representatives with validated enabling instruments, including in all cases a copy of the DNI and the accessibility of the remaining participants of the assembly (directors and trustees among others); (ii) the possibility of participating in the assembly with voice and vote through the simultaneous transmission of sound, images, and words during the entire Assembly, ensuring the principle of equal treatment for all participants; and (iii) the recording of the development of the entire Assembly in digital form and the conservation of a copy in digital format for a period of 5 (five) years which will be available to shareholders who require it. At the time of voting on each point on the agenda, each of the shareholders present will be questioned about the meaning of their vote, which may be expressed out loud. The minutes of the meeting will record the subjects and the nature in which they participated, the place where they were, and the technical mechanisms used. Said minutes will be signed within five (5) business days after the meeting is held. In case of regulatory amendments with respect to the way of holding the shareholders’ meeting, the Company may publish a supplementary notice to this, in which it will inform and/or clarify any other information or requirement to take into account in order to ensure the due exercise of the rights of registered shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: September 17, 2021